November 22, 2021

Via EDGAR Correspondence

Diane Fritz
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re: Union Pacific Corporation
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 5, 2021
File No. 001-06075

Dear Ms. Fritz:

We received your comment letter dated November 12, 2021, on the above-referenced filing, which requests a response by November 29, 2021. Pursuant to our request for a ten business day extension, we hereby confirm that we will respond to the comment letter on or before December 13, 2021.

Very truly yours,

/s/ Todd M. Rynaski

Todd M. Rynaski

Vice President and Controller

Union Pacific Corporation

cc:       Brad Skinner
Division of Corporation Finance

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP

John A. Menicucci, Jr.

Sr. Counsel

Union Pacific Corporation